SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 333-81577

     A.   Full title of the plan and the address of the plan, if different from
          that of the issuer named below:   The Taubman Company and Related
          Entities Employee Retirement Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills, Michigan 48303-0200.

                    THE TAUBMAN COMPANY AND RELATED ENTITIES
                        EMPLOYEE RETIREMENT SAVINGS PLAN



                          Financial Statements for the
                     Years Ended December 31, 1999 and 1998,
        Supplemental Schedules for the Year Ended December 31, 1999, and
                          Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                   Page

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

  Statement of Net Assets Available for Benefits                     2
  Statement of Changes in Net Assets Available for Benefits          3
  Notes to Financial Statements                                    4-10

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
  DECEMBER 31, 1999:

  Item 27a - Schedule of Assets Held for Investment Purposes        11

  Item 27d - Schedule of Reportable Transactions                    12

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999, and (2) reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

-----------------------------------


Detroit, Michigan
April 28, 2000

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                        December 31
                                                   --------------------
                                                   1999            1998
                                                   ----            ----


ASSETS:
    Investments  (Note 3):
         Fixed income contracts              $ 22,866,924    $ 22,621,751
         Equity funds                           1,146,252       1,508,615
         Registered Investment Companies       96,275,645      80,426,140
         Participant loans                      3,084,808       3,219,327
                                             ------------    ------------
                   Total                     $123,373,629    $107,775,833

    Receivables from employer                     655,752         647,969
                                             ------------    ------------


NET ASSETS AVAILABLE
   FOR BENEFITS                              $124,029,381    $108,423,802
                                             ============    ============


See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                      Years Ended December 31
                                                      -----------------------
                                                      1999               1998
                                                      ----               ----

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                      $108,423,802       $ 92,231,721
                                              ------------       ------------


ADDITIONS  (Note 4):
   Basic employee contributions               $  3,598,790       $  3,664,369
   Employer contributions                        2,546,225          2,682,204
   Investment income                             5,686,703          5,714,263
   Net appreciation in fair value
      of investments                            10,650,761         10,526,720
   Loan interest income                            257,093            278,514
                                              ------------       ------------
       Total additions                        $ 22,739,572       $ 22,866,070

DEDUCTIONS -

   Benefit payments and withdrawals           $  7,133,993       $  6,673,989
                                              ------------       ------------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                            $124,029,381       $108,423,802
                                              ============       ============



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   THE PLAN

     The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan has been amended and restated several times, the latest amendment being October 1, 1997, to comply with tax regulations and enhance benefits.

     Related  Entities - These are affiliated  companies which have approved the
     -----------------
     Plan and are accepted for participation by the Board of Directors of the Company's managing partner, Taub-Co.

     Participants  -  Employees  of the  Company  and  Related  Entities  become
     ------------
     participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the one year probationary period. An individual who is employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 1999 and 1998, there were 1,482 and 1,414 participants, respectively, in the Plan.

     Basic Employee  Contributions  - A participant  who elects to contribute to
     -----------------------------
     the Plan may make basic contributions from 3% to 14% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Voluntary participant contributions in excess of the basic contribution are not permitted. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans at the discretion of the Plan's administrative committee. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

     Employer  Contributions - A monthly employer  contribution,  subject to the
     -----------------------
     limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is the following percentage of compensation:

                                 Basic                    Employer
                             Contribution               Contribution
                              Percentage                 Percentage

                                   0%                        2%
                                   3                         3
                                   4                         4
                                   5                         5
                                   6                         6
                               7 or more                     7

     The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


     Vesting - Other than company  contributions,  participant  account balances
     -------
     are 100% vested. Company contributions are vested as follows:

                        Full Years
                            of                        Vesting
                          Service                    Percentage

                             1                          10%
                             2                          30
                             3                          50
                             4                          70
                         5 or more                     100

     Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability while employed.

     Forfeitures - Nonvested  contributions  become forfeitures at the point the
     -----------
     participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions.

     Allocations - Participants' accounts are valued daily.
     -----------

     Participant  Loans - A  participant  may have a maximum of two  loans,  one
     ------------------
     obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances.

     Withdrawals - Once during any 12 month  period,  a participant may withdraw
     -----------
     an amount from his rollover or prior Trust balance. Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

     Benefit  Payments - A participant's  account becomes payable as soon as the
     -----------------
     paperwork is submitted to the record keeper. Retirement benefits are payable in a lump-sum, fixed periodic payments, or an annuity, as selected by the participant. Other benefit payments are made in lump-sum distributions. All vested benefits transfer to beneficiaries upon death of the participant.

     For a complete  description  of vesting and benefit  provisions,  reference
     should  be  made  to  the  Plan   document,   which  is  available  to  all
     participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of  Accounting  - The  accompanying  financial  statements  have been
     --------------------
     prepared on the accrual basis of accounting.

     Investments  - The  investments  of the Plan are stated at fair  value,  as
     -----------
     determined by quoted market prices.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



     Net  Appreciation/Depreciation on Investments includes net unrealized gains
     ---------------------------------------------
     and losses in accordance with the policy of stating investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.
     -------------------

     Security  Transactions - Purchases and sales are accounted for on the trade
     ----------------------
     date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

     Administrative  Expenses  - All  administrative  expenses  of the  Plan are
     ------------------------
     currently being paid by the participating companies.

3.   INVESTMENTS

     Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. With the exception of the investment in Taubman Centers, Inc. - a company stock fund and the Participant Loans, the following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category below, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.

                                                              December 31
                                                            ---------------
                                                            1999         1998
                                                            ----         ----
       Investment Contract Fund -
         Retirement Savings Trust                   $   22,866,924  $ 22,621,751

       Company Stock Fund -Taubman Centers, Inc.    $    1,146,252  $  1,508,615

       Registered Investment Companies:
         Money Market Fund -
           Prime Portfolio                          $    2,787,541  $  3,011,093
         Bond Fund -
           Long-Term Corporate Portfolio                 1,274,046     1,582,941
         Balanced Fund -
           Wellington                                   11,504,997    12,062,174
         Domestic Equity Funds -
           Explorer                                      5,631,967     4,126,634
           500 Portfolio Index Trust                    52,184,977    43,805,122
           Growth Index                                  6,584,846     3,428,064
           U.S. Growth                                   8,376,845     6,306,121
           Other                                         3,027,430     2,119,671
         Foreign Equity Fund -
           International Growth                          3,791,004     2,809,113
         REIT Index Portfolio                            1,111,992     1,175,207
                                                    --------------  ------------
        Total Registered Investment Companies       $   96,275,645  $ 80,426,140

      Participant Loans                                  3,084,808     3,219,327
                                                    --------------   -----------
                                                    $  123,373,629  $107,775,833
                                                    ==============  ============

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



4.   FUND INFORMATION

     Contributions, distributions to participants and investment income by fund were as follows for the years ended December 31, 1999 and 1998. Investment options which comprise less than 5% of the Plan's total net assets available for benefits have been combined with funds having similar investment objectives.

                                                      Years Ended December 31
                                                      -----------------------
                                                      1999              1998
                                                      ----              ----
         Basic Employee Contributions:
            Fixed Income Contracts              $  511,982         $  582,679
            Money Market Fund -
               Prime Portfolio                     131,477            153,965
            Bond Fund -
               Long-Term Corporate Portfolio        74,537             89,169
            Balanced Fund -
               Wellington                          395,814            464,763
            Domestic Equity Funds -
               Explorer                            160,198            206,143
               500 Portfolio Index Trust         1,265,520          1,234,631
               Growth Index                        352,827            144,298
               U. S. Growth                        351,945            323,205
               Other                               131,108            147,301
            Foreign Equity Fund -
               International Growth                112,768            133,158
            REIT Index Portfolio                    34,104             72,771
            Company Stock Fund                      76,510            112,286
                                                ----------         ----------
         Total                                  $3,598,790         $3,664,369
                                                ==========         ==========

         Employer Contributions:
            Fixed Income Contracts              $  402,709         $  475,056
            Money Market Fund -
                Prime Portfolio                    116,917            135,481
            Bond Fund -
                Long-Term Corporate Portfolio       58,516             71,826
            Balanced Fund -
                Wellington                         283,222            325,525
            Domestic Equity Funds -
                Explorer                           118,155            156,811
                Growth Index                       201,885             84,622
                500 Portfolio Index Trust          863,154            908,352
                U. S. Growth                       235,557            220,117
                Other                              102,550            100,039
            Foreign Equity Fund -
                International Growth                79,534             98,750
            REIT Index Portfolio                    25,391             37,288
            Company Stock Fund                      58,635             68,337
                                                ----------         ----------
         Total                                  $2,546,225         $2,682,204
                                                ==========         ==========

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION  - CONTINUED
                                                      Years Ended December 31
                                                      -----------------------
                                                      1999               1998
                                                      ----               ----
         Investment Income:
            Fixed Income Contracts                 $1,264,910        $1,211,172
            Money Market Fund -
                Prime Portfolio                       132,766           115,228
            Bond Fund -
                Long-Term Corporate Portfolio          72,012           121,198
            Balanced Fund -
                Wellington                          1,062,087         1,452,877
            Domestic Equity Funds -
                Explorer                              568,838            47,918
                500 Portfolio Index Trust           1,233,914         1,652,712
                Growth Index                          317,558            51,860
                U. S. Growth                          431,026           733,635
                Other                                 284,639           119,683
            Foreign Equity Fund -
                International Growth                  176,512           105,124
            REIT Index Portfolio                       73,582             1,980
            Company Stock Fund                         68,859           100,876
            Participant Loans                         257,093           278,514
                                                 ------------       -----------
           Total                                 $  5,943,796       $ 5,992,777
                                                 ============       ===========

           Net Appreciation (depreciation) in
            fair value of Investments:
                Bond Fund -
                  Long-Term Corporate Portfolio  $  (164,491)       $     3,670
                Balanced Fund -
                  Wellington                        (563,500)           (93,879)
                Domestic Equity Funds -
                   Explorer                          890,675            118,415
                   500 Portfolio Index Trust       7,865,598          8,647,790
                   Growth Index                    1,087,905            681,276
                 U. S. Growth                      1,042,698          1,181,193
                   Other                             314,342           (158,240)
                Foreign Equity Fund -
                   International Growth              574,905            309,598
                REIT Index Portfolio                (120,678)          (229,927)
                Company Stock Fund                  (276,693)            66,824
                                                 -----------        -----------
           Total                                 $10,650,761        $10,526,720
                                                 ===========        ===========

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION  - CONTINUED


             Deductions:
                Fixed Income Contracts           $ 2,491,761        $ 1,075,509
                Money Market Fund -
                   Prime Portfolio                   517,937            514,828
                Bond Fund -
                   Long-Term Corporate Portfolio      47,426            116,469
                Balanced Fund -
                   Wellington                        641,793            878,610
                Domestic Equity Funds -
                   Explorer                          104,139            347,039
                   500 Portfolio Index Trust       1,977,738          2,422,376
                   Growth Index                      170,784             45,498
                   U. S. Growth                      409,791            621,224
                   Other                             129,576            154,621
                Foreign Equity Fund -
                   International Growth              169,189            149,122
                REIT Index Portfolio                  61,874            149,362
                Company Stock Fund                    46,872             82,475
                Participant Loans                    365,113            116,856
                                                 -----------        -----------
           Total                                 $ 7,133,993        $ 6,673,989
                                                 ===========        ===========


     In accordance with the Plan, participants investing in Taubman Centers, Inc. receive units of the stock rather than shares. The following is information regarding value per unit:

                                                             1999           1998
                                                             ----           ----

     Participant Unit Data
        Taubman Centers, Inc. -

            Quarter ended March 31
               Plan number of units outstanding           123,291        107,691
               Net asset value per unit                     10.46          11.17

            Quarter ended June 30
               Plan Number of units outstanding           122,067        116,030
               Net asset value per unit                     11.23          12.17

            Quarter ended September 30
               Plan number of units outstanding           117,906        127,237
               Net asset value per unit                      9.80          11.95

            Quarter ended December 31
               Plan number of units outstanding           125,137        128,393
               Net asset value per unit                      9.16          11.75

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


5.   TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6.   INTERNAL REVENUE SERVICE STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under
     Section 501(a) of the Code. In management's opinion, the Plan continues to be administered in accordance with the requirements of such sections.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE H, Part 4, 4i                                                                             Employer Number   38-3081510
AS OF DECEMBER 31, 1999                                                                            Plan Number              001
-------------------------------------------------------------------------------------------------------------------------------
NAME OF ISSUER                  DESCRIPTION OF INVESTMENTS                      COST                  CURRENT VALUE

*  Vanguard                     500 Portfolio Index Trust
                                  Stock Fund                                    $25,322,805            $52,184,977
*  Vanguard                     Retirement Savings Trust                         22,866,924             22,866,924
*  Vanguard                     Wellington, Stock and Bond
                                  Balanced Fund                                  10,519,245             11,504,997
*  Vanguard                     Explorer, Stock Fund                              4,348,926              5,631,967
*  Vanguard                     Extended Market Index Trust,
                                  Stock Fund                                        852,410                988,255
*  Vanguard                     Growth Index Trust, Stock Fund                    4,897,605              6,584,846
*  Vanguard                     Prime Portfolio, Money
                                  Market Fund                                     2,787,541              2,787,541
*  Vanguard                     Long-Term Corporate Portfolio
                                  Bond Fund                                       1,402,107              1,274,046
*  Taubman Centers, Inc.        Company Stock Fund                                1,264,761              1,146,252
*  Vanguard                     International Growth, Stock Fund                  2,948,055              3,791,004
*  Vanguard                     U.S. Growth, Stock Fund                           6,097,594              8,376,845
*  Vanguard                     Small Cap, Stock Fund                             1,662,830              1,755,016
*  Vanguard                     REIT Index Portfolio, Real Estate Fund            1,348,332              1,111,992
*  Vanguard                     Value Index Trust Stock Fund                        292,907                284,159
*  Loans to 367 participants    Participant borrowings against their
                                  individual account balances,
                                  interest rates from 7.0% to
                                  10.0% and maturing through
                                  July 2009                                       3,084,808              3,084,808
                                                                                -----------           ------------
   Total                                                                        $89,696,850           $123,373,629
                                                                                ===========           ============


   Note - Cost includes accrued interest
*  Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE H, Part 4, 4j                                                                  Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 1999                                                            Plan Number 001
-----------------------------------------------------------------------------------------------------------------------------------

Security  transactions  which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:


 Name of           Description                 No. of           Purchase        Selling           Cost of            Net Gain
 Issuer             of Asset                Transactions        Price**         Price**           Asset *             (Loss)

Vanguard         Retirement Savings             141             $5,356,615
Vanguard         Retirement Savings             162                             $5,111,441        $5,111,441         $     -0-
Vanguard         500 Index Fund                 111              5,811,198
Vanguard         500 Index Fund                 173                              5,610,769         7,766,964         2,156,195
Vanguard         Prime Money Market             150              7,409,458
Vanguard         Prime Money Market             113                              7,633,011         7,633,011               -0-
Vanguard         Growth Index Fund              104              7,481,513
Vanguard         Growth Index Fund               79                              5,529,414         5,736,210           206,796



 * Cost includes  accrued  interest.
** Current value of asset on transaction date.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 15th day of June, 2000.


                                       THE TAUBMAN COMPANY AND RELATED
                                       ENTITIES EMPLOYEE RETIREMENT
                                       SAVINGS PLAN

                                       By:  Vanguard Fiduciary Trust Company,
                                       as Trustee:



                                       By: /s/  Dennis Simmons

                                       ----------------------------------


                                       Its: Secretary

                                       -----------------------------------

                                  EXHIBIT INDEX


     Exhibit
     Number         Description

     23             --    Consent of Deloitte & Touche LLP